September 11, 2007

Mail Stop 4561

Mr. Mark Labell
Wein & Malkin LLC, Supervisor
60 East 42nd Street Associates LLC
60 East 42nd Street
New York, NY 10165

Re: 60 East 42nd Street Associates LLC
        Form 10-K for the year ended December 31, 2006
        Filed May 24, 2007
        File No. 0-02670

Dear Mr. Labell:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                            Sincerely,

                                            Cicely LaMothe
                                            Accounting Branch Chief